Exhibit 99.1

Harry Winston Diamond Corporation Reports
Third Quarter Fiscal 2012 Results

TORONTO, CANADA (December 8, 2011) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) (the “Company”) today announced its third quarter Fiscal 2012 results for the period ending October 31, 2011.

Robert Gannicott, Chairman and Chief Executive Officer said, “Challenging trading conditions returned to the diamond business internationally in the third quarter. However, this was not the sudden, hard shock of 2008/2009 and, being better equipped to weather a downturn than in 2008/9, we elected not to sell the full rough diamond production into a weak market during the quarter but continued to supply the segments where demand remained resilient. We have now resumed a wider range of rough diamond sales as the market has recovered some poise in the light of continuing good consumer demand. Our luxury brand segment has seen increased unit sales as we continue to broaden the focus of our jewelry and timepieces.”

Third Quarter Summary:

  The mining segment reported sales of $36.2 million, a 40% decrease from $60.7 million in the comparable quarter of the prior year. Rough diamond production (the Company’s 40% share) for the calendar quarter increased by 8% to 0.8 million carats compared to 0.7 million carats in the same quarter of the prior year.

  For the luxury brand segment, sales were $83.5 million compared to $80.2 million in the same quarter of the prior year, an increase of 4% or a decrease of 4% at constant exchange rates.

  The achieved rough diamond price during the third quarter was $159 per carat from 0.2 million carats sold compared to $95 per carat from 0.6 million carats sold in the comparable quarter of the prior year. The price difference is primarily the result of the stockpiling of some lower priced diamond assortments which currently face competition from the recent sale of stocks of similar quality Zimbabwe diamonds. At October 31, 2011, the Company was holding 1.1 million carats of rough diamond inventory with an estimated value of $123 million at current market prices.

  Mining segment EBITDA was $16.7 million in the quarter compared to $24.9 million in the comparable quarter of the prior year. After accounting for the $13.0 million ($8.4 million tax effected) non-cash de-recognition charge related to a backfill plant no longer needed in revised underground mining methods, this segment recorded an operating loss of $3.3 million. Excluding this charge, the mining segment would have recorded an operating profit of $9.7 million in the third quarter compared to $9.4 million in the same quarter of the prior year.

  The luxury brand segment generated EBITDA of $4.5 million and an operating profit of $1.3 million in the third quarter 2012 compared to EBITDA of $8.6 million and operating profit of $5.4 million in the comparable quarter of the prior year. The decreased operating profit is a result of the seasonal increased marketing expenditure leading into the holiday season and expenses related to the anticipated opening of new salons in China during early 2012.

  At October 31, 2011, the Company had $83.2 million of cash and $106.2 million availability in its credit facilities.

Fiscal 2012 Third Quarter Financial Summary

(US$ in millions except Earnings per Share amounts) (Prepared in accordance with IFRS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Oct 31, 2011	Oct 31, 2010	Oct 31, 2011	Oct 31, 2010
Sales	$119.7	$140.9	$486.0	$408.6
- Mining Segment	36.2	60.7	187.9	196.5
- Luxury Brand Segment	83.5	80.2	298.1	212.1
Operating profit (loss)	(2.0)	14.8	25.8	47.1
- Mining Segment	(3.3)	9.4	13.6	38.0
- Luxury Brand Segment	1.3	5.4	12.2	9.1
Net profit attributable to	(4.7)	12.7	8.9	27.8
shareholders (loss)
Earnings per share (loss)	($0.06)	$0.15	$0.10	$0.35

Complete financial statements, MD&A and a discussion of risk factors are included in the accompanying release.

Outlook
Diavik’s full-year 2011 target production remains at 6.9 million carats. The Company expects that the retention of some stockpiled goods will result in carats sold being lower than carats produced for fiscal 2012.

Having made very limited sales to specialized clients in October and November, the Company has resumed broader sales in December. The lack of credit available to diamond processors continues to constrain the industry.

A new life-of-mine plan is under final review by Rio Tinto plc and the Company, and is expected to be released prior to the 2012 fiscal year-end. Production for calendar 2012 is currently forecasted at approximately 8.3 million carats.

For the luxury brand segment, the Company continues to focus on strategies that will drive long-term growth. These strategies include initiatives to grow the core bridal and watch businesses, and new jewelry collections.

In addition to the recently opened licensed Harry Winston salon in the Dubai Emirate Towers, a second licensed salon is expected to open in Dubai this fiscal year. The Company plans to add 10 wholesale watch doors through the remainder of the current fiscal year for a total door count of 200 wholesale timepiece doors.

The Company expects to open two directly operated salons in Shanghai at the beginning of the next fiscal year, and also expects to open a second directly operated salon in London next fiscal year.

The Company reaffirms the luxury brand’s five year vision presented last year, with goals through fiscal 2016 of growing sales at a cumulative annual growth rate in the mid-teens, generating gross margins in the low 50% range, and operating profit margins in the low to mid-teen range.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, December 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-713-8563 within North America or 617-597-5311 from international locations and entering passcode 89392901.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Friday, December 23, 2011 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 66511433.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Ms. Laura Kiernan, Director, Investor Relations – (212) 315-7934 or
lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or
kstamm@harrywinston.com